UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 27, 2018

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: July 27, 2018	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

ASE Technology Holding Co., Ltd.

FOR IMMEDIATE RELEASE

IR Contact:

Iris Wu, Manager irissh_wu@aseglobal.com Tel: +886.2.6636.5678 http://www.aseglobal.com	US contact: Echo Lin, Senior Associate echolin@iselabs.com +1.510.687.2491	Grace Teng, Manager grace_teng@aseglobal.com Tel: +886.2.6636.5678

ASE TECHNOLOGY HOLDING CO., LTD. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2018

Taipei, Taiwan, R.O.C., July 27, 2018 – ASE Technology Holding Co., Ltd. (TAIEX: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”) was jointly established by Advanced Semiconductor Engineering, Inc. (“ASE”) and Siliconware Precision Industries Co., Ltd. (“SPIL”) on April 30, 2018. The financial results for second quarter of 2018 (2Q18) reflect operations of ASE starting from April 1, 2018 and operations of ASEH starting from April 30, 2018. The financial results for 1Q2018 and 2Q2017 reflect the operations of ASE and its subsidiaries prior to the establishment of the Company. As a result, the Company’s financial results for 2Q18 may not be comparable to those of 1Q2018 and 2Q2017. ASEH, the leading provider of semiconductor manufacturing services in assembly and test, today reported unaudited net revenues1 of NT$84,501 million for 2Q18, up by 28% year-over-year and up by 30% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$11,463 million, up from a net income attributable to shareholders of the parent of NT$7,847 million in 2Q17 and up from a net income attributable to shareholders of the parent of NT$2,096 million in 1Q18. Basic earnings per share for the quarter were NT$2.70 (or US$0.183 per ADS), compared to adjusted basic earnings per share of NT$1.93 for 2Q17 and NT$0.49 for 1Q18. Diluted earnings per share for the quarter were NT$2.69 (or US$0.182 per ADS), compared to adjusted diluted earnings per share of NT$1.78 for 2Q17 and NT$0.48 for 1Q18.

RESULTS OF OPERATIONS

2Q18 Results Highlights – Consolidated

●	Net revenue contribution from packaging operations, testing operations, EMS operations and others, each represented approximately 52%, 10%, 36% and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$70,791 million for the quarter, up from NT$54,578 million in 1Q18.

-	Raw material cost totaled NT$39,107 million for the quarter, representing 46% of total net revenues.

-	Labor cost totaled NT$11,673 million for the quarter, representing 14% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$10,196 million for the quarter.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

ASE Technology Holding Co., Ltd.

●	Gross margin increased 0.2 percentage points to 16.2% in 2Q18 from 16.0% in 1Q18.

●	Operating margin was 6.4% in 2Q18 compared to 6.6% in 1Q18.

●	In terms of non-operating items:

-	Net interest expense was NT$819 million.

-	Net foreign exchange loss of NT$1,469 million was primarily attributable to the appreciation of U.S. dollar against NT dollar.

-	Gain on valuation of financial assets and liabilities was NT$2,341 million.

-	Net loss on equity-method investments was NT$201 million, including NT$67 million of the share of loss from our investment in Siliconware Precision Industries Co., Ltd. in April when it was accounted for using the equity method before the establishment of the Company.

-	Other net non-operating income of NT$7,681 million were primarily attributable to gain on revaluation of acquired subsidiary and miscellaneous income. Total non-operating income for the quarter was NT$7,533 million.

●	Income before tax was NT$12,920 million for 2Q18, compared to NT$3,776 million in 1Q18. We recorded income tax expenses of NT$1,268 million for the quarter, compared to NT$1,420 million in 1Q18.

●	In 2Q18, net income attributable to shareholders of the parent was NT$11,463 million, compared to net income attributable to shareholders of the parent of NT$7,847 million in 2Q17 and net income attributable to shareholders of the parent of NT$2,096 million in 1Q18.

●	Our total number of shares outstanding at the end of the quarter was 4,319,237,132, including treasury stock owned by our subsidiaries. Our 2Q18 basic earnings per share of NT$2.70 (or US$0.183 per ADS) were based on 4,246,028,841 weighted average numbers of shares outstanding in 2Q18. Our 2Q18 diluted earnings per share of NT$2.69 (or US$0.182 per ADS) were based on 4,252,766,558 weighted average number of shares outstanding in 2Q18.

2Q18 Results Highlights – ATM2

●	Cost of revenues was NT$43,689 million for the quarter, up by 49% sequentially.

-	Raw material cost totaled NT$14,986 million for the quarter, representing 27% of total net revenues.

-	Labor cost totaled NT$10,266 million for the quarter, representing 19% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$9,628 million for the quarter.

●	Gross margin decreased 0.9 percentage points to 19.9% in 2Q18 from 20.8% in 1Q18.

●	Operating margin was 8.4% in 2Q18 compared to 9.2% in 1Q18.

2Q18 Results Highlights – EMS

●	Cost of revenues for the quarter was NT$27,608 million, up by 6% sequentially.

-	Raw material cost totaled NT$24,269 million for the quarter, representing 80% of total net revenues.

-	Labor cost totaled NT$1,386 million for the quarter, representing 5% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$452 million for the quarter.

●	Gross margin were both 9.4% in 2Q18 and 1Q18.

●	Operating margin decreased to 2.7% in 2Q18 from 3.3% in 1Q18.

2 ATM stands for Semiconductor Assembly, Testing and Material.

ASE Technology Holding Co., Ltd.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 2Q18 totaled US$336 million, of which US$193 million were used in packaging operations, US$115 million in testing operations, US$19 million in EMS operations and US$9 million in interconnect materials operations.

●	As of June 30, 2018, total unused credit lines amounted to NT$135,603 million.

●	Current ratio was 1.11 and net debt to equity ratio was 0.62 as of June 30, 2018.

●	Total number of employees was 93,664 as of June 30, 2018, compared to 68,985 as of March 31, 2018.

Business Review

Customers

ATM consolidated Basis

●	Our five largest customers together accounted for approximately 39% of our total net revenues in 2Q18, compared to 34% in 1Q18. One customer accounted for more than 10% of our total net revenues in 2Q18.

●	Our top 10 customers contributed 52% of our total net revenues for the quarter, compared to 48% in 1Q18.

●	Our customers that are integrated device manufacturers or IDMs accounted for 37% of our total net revenues for the quarter, compared to 46% in 1Q18.

EMS Basis

●	Our five largest customers together accounted for approximately 75% of our total net revenues in 2Q18, compared to 76% in 1Q18. One customer accounted for more than 10% of our total net revenues in 2Q18.

●	Our top 10 customers contributed 87% of our total net revenues during the quarter both in 2Q18 and 1Q18.

About ASE Technology Holding Co., Ltd. (“ASEH”)

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as IC packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia and Mexico as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services. For more information, please visit our website at http://www.aseglobal.com

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2017 Annual Report on Form 20-F for our predecessor company, Advanced Semiconductor Engineering, Inc., filed on March 28, 2018.

Supplemental Financial Information

Consolidated Operations

	2Q/18	1Q/18	2Q/17
EBITDA (NT$ Millions)	24,893	11,893	19,085

ATM Consolidated Operations

	2Q/18	1Q/18	2Q/17
Net Revenues (NT$ Millions)	54,534	37,072	39,048
Revenues by Application
Communication	51%	46%	48%
Computer	15%	13%	11%
Automotive, Consumer & Others	34%	41%	41%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	29%	26%	26%
Wirebonding	46%	47%	47%
Discrete and Others	7%	9%	9%
Testing	16%	15%	16%
Material	2%	3%	2%
Capacity & EBITDA
CapEx (US$ Millions)*	317	202	209
EBITDA (NT$ Millions)	23,306	10,393	11,522
Number of Wirebonders	25,216	16,015	16,118
Number of Testers	4,726	3,801	3,796

EMS Operations

	2Q/18	1Q/18	2Q/17
Net Revenues (NT$ Millions)	30,476	28,691	28,248
Revenues by End Application
Communication	38%	42%	48%
Computer	19%	17%	17%
Consumer	25%	24%	20%
Industrial	11%	9%	8%
Automotive	6%	7%	6%
Others	1%	1%	1%
Capacity
CapEx (US$ Millions)*	19	7	4

* Capital expenditure excludes building construction costs.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2018	Mar. 31 2018	Jun. 30 2017	Jun. 30 2018	Jun. 30 2017
Net revenues:
Packaging	44,318	29,368	30,494	73,686	60,300
Testing	8,467	5,679	6,350	14,146	12,715
EMS	30,472	28,686	28,210	59,158	57,565
Others	1,244	1,233	972	2,477	1,997
Total net revenues	84,501	64,966	66,026	149,467	132,577

Cost of revenues	(70,791)	(54,578)	(53,910)	(125,369)	(108,486)
Gross profit	13,710	10,388	12,116	24,098	24,091

Operating expenses:
Research and development	(3,621)	(2,775)	(2,952)	(6,396)	(5,715)
Selling, general and administrative	(4,702)	(3,297)	(3,945)	(7,999)	(7,932)
Total operating expenses	(8,323)	(6,072)	(6,897)	(14,395)	(13,647)
Operating income	5,387	4,316	5,219	9,703	10,444

Net non-operating (expenses) income:
Interest expense - net	(819)	(357)	(365)	(1,176)	(800)
Foreign exchange gain (loss)	(1,469)	502	(201)	(967)	2,690
Gain (loss) on valuation of financial assets and liabilities	2,341	(379)	800	1,962	(3,164)
Gain (loss) on equity-method investments	(201)	(444)	253	(645)	82
Others	7,681	138	5,684	7,819	5,983
Total non-operating income (expenses)	7,533	(540)	6,171	6,993	4,791
Income before tax	12,920	3,776	11,390	16,696	15,235

Income tax expense	(1,268)	(1,420)	(3,207)	(2,688)	(4,093)
Income from continuing operations and before noncontrolling interest	11,652	2,356	8,183	14,008	11,142
Noncontrolling interest	(189)	(260)	(336)	(449)	(736)

Net income attributable to shareholders of the parent	11,463	2,096	7,847	13,559	10,406

Per share data:
Earnings (losses) per share[3]
– Basic	NT$2.70	NT$0.49	NT$1.93	NT$3.20	NT$2.63
– Diluted	NT$2.69	NT$0.48	NT$1.78	NT$3.16	NT$2.44

Earnings (losses) per equivalent ADS[3]
– Basic	US$0.183	US$0.034	US$0.128	US$0.217	US$0.171
– Diluted	US$0.182	US$0.032	US$0.118	US$0.215	US$0.159

Number of weighted average shares used in diluted EPS calculation (in thousands)	4,252,767	4,336,571	4,302,312	4,246,219	4,060,994

FX (NTD/USD)	29.57	29.33	30.18	29.45	30.69

3 Earnings (losses) per share and earnings (losses) per equivalent ADS for the three months ended March 31, 2018 and 2017 and six months ended June 30, 2017 have been retrospective adjusted to reflect the impact from the joint share exchange.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – ATM

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2018	Mar. 31 2018	Jun. 30 2017	Jun. 30 2018	Jun. 30 2017
Net revenues:
Packaging	44,973	30,313	31,718	75,286	62,779
Testing	8,467	5,679	6,350	14,146	12,715
Direct Material	1,059	1,050	960	2,109	1,895
Others	35	30	20	65	44
Total net revenues	54,534	37,072	39,048	91,606	77,433

Cost of revenues	(43,689)	(29,371)	(30,021)	(73,060)	(59,573)
Gross profit	10,845	7,701	9,027	18,546	17,860

Operating expenses:
Research and development	(2,670)	(1,865)	(2,113)	(4,535)	(4,113)
Selling, general and administrative	(3,577)	(2,418)	(2,812)	(5,995)	(5,662)
Total operating expenses	(6,247)	(4,283)	(4,925)	(10,530)	(9,775)
Operating income	4,598	3,418	4,102	8,016	8,085

Net non-operating (expenses) income:
Interest expense - net	(865)	(407)	(443)	(1,272)	(941)
Foreign exchange gain (loss)	(1,612)	685	(162)	(927)	2,706
Gain (loss) on valuation of financial assets and liabilities	2,337	(502)	522	1,835	(3,550)
Gain (loss) on equity-method investments	359	40	5,410	399	6,011
Others	7,713	167	33	7,880	358
Total non-operating income (expenses)	7,932	(17)	5,360	7,915	4,584
Income before tax	12,530	3,401	9,462	15,931	12,669

Income tax expense	(1,095)	(1,250)	(1,541)	(2,345)	(2,111)
Income from continuing operations and before noncontrolling interest	11,435	2,151	7,921	13,586	10,558
Noncontrolling interest	28	(55)	(74)	(27)	(152)

Net income attributable to shareholders of the parent	11,463	2,096	7,847	13,559	10,406

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Comprehensive Income Data – EMS

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2018	Mar. 31 2018	Jun. 30 2017	Jun. 30 2018	Jun. 30 2017
Net revenues:
Total net revenues	30,476	28,691	28,248	59,167	57,611

Cost of revenues	(27,608)	(25,991)	(25,127)	(53,599)	(51,376)
Gross profit	2,868	2,700	3,121	5,568	6,235

Operating expenses:
Research and development	(969)	(926)	(859)	(1,895)	(1,639)
Selling, general and administrative	(1,088)	(832)	(1,126)	(1,920)	(2,227)
Total operating expenses	(2,057)	(1,758)	(1,985)	(3,815)	(3,866)
Operating income	811	942	1,136	1,753	2,369

Net non-operating (expenses) income:
Total non-operating income	255	63	366	318	583
Income before tax	1,066	1,005	1,502	2,071	2,952

Income tax expense	(158)	(160)	(284)	(318)	(587)
Income from continuing operations and before noncontrolling interest	908	845	1,218	1,753	2,365
Noncontrolling interest	(219)	(207)	(289)	(426)	(602)

Net income attributable to shareholders of the parent	689	638	929	1,327	1,763

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Jun. 30, 2018	As of Mar. 31, 2018

Current assets:
Cash and cash equivalents	68,028	43,146
Financial assets – current	16,966	10,551
Notes and accounts receivable	69,791	44,246
Inventories	41,395	34,190
Others	10,507	5,869
Total current assets	206,687	138,002

Financial assets – non current & Investments – equity method	13,202	50,854
Property plant and equipment	218,447	134,637
Intangible assets	81,589	11,334
Prepaid lease payments	10,832	8,943
Others	14,214	13,110
Total assets	544,971	356,880

Current liabilities:
Short-term borrowings	57,341	17,381
Current portion of long-term borrowings & capital lease obligations	24,924	5,739
Notes and accounts payable	47,587	33,112
Others	57,006	32,808
Total current liabilities	186,858	89,040

Bonds payable	16,984	16,983
Long-term borrowings & capital lease obligations	117,388	34,435
Other liabilities	11,786	10,395
Total liabilities	333,016	150,853
Shareholders of the parent	195,770	193,244

Noncontrolling interest	16,185	12,783
Total liabilities & shareholders’ equity	544,971	356,880

Current Ratio	1.11	1.55
Net Debt to Equity	0.62	0.09

ASE Technology Holding Co., Ltd.

Summary of Consolidated Cash Flow Statements

(In NT$ millions)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30	Mar. 31	Jun. 30	Jun. 30	Jun. 30
	2018	2018	2017	2018	2017
Cash Flows from Operating Activities:
Profit before income tax	12,920	3,776	11,390	16,696	15,235
Depreciation & amortization	10,768	7,232	7,184	18,000	14,447
Other operating activities items	(17,469)	(2,276)	(10,905)	(19,745)	(5,924)
Net cash generated from operating activities	6,219	8,732	7,669	14,951	23,758
Cash Flows from Investing Activities:
Net payments for property, plant and equipment	(11,641)	(5,547)	(6,843)	(17,188)	(13,725)
Other investment activities items	(86,682)	(3,993)	3,554	(90,675)	3,169
Net cash used in investing activities	(98,323)	(9,540)	(3,289)	(107,863)	(10,556)
Cash Flows from Financing Activities:
Total net proceeds from (repayment of) debts	120,857	(504)	(4,100)	120,353	(14,342)
Other financing activities items	(5,483)	(1,585)	(144)	(7,068)	10,729
Net cash generated from (used in) financing activities	115,374	(2,089)	(4,244)	113,285	(3,613)
Foreign currency exchange effect	1,612	(35)	1,281	1,577	(4,091)
Net increase (decrease) in cash and cash equivalents	24,882	(2,932)	1,417	21,950	5,498
Cash and cash equivalents at the beginning of period	43,146	46,078	42,474	46,078	38,393
Cash and cash equivalents at the end of period	68,028	43,146	43,891	68,028	43,891